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                              February 2, 2024

       Kevin Tang
       Chief Executive Officer
       Concentra Biosciences, LLC
       4747 Executive Drive, Suite 210
       San Diego, CA 92121

                                                        Re: Concentra
Biosciences, LLC
                                                            Theseus
Pharmaceuticals, Inc.
                                                            Schedule TO-T/A
Filed January 30, 2024
                                                            Filed by Concentra
Merger Sub II, Inc., Concentra Biosciences, LLC, Tang
                                                            Capital Partners,
LP, and Tang Capital Management, LLC
                                                            File No. 005-92944

       Dear Kevin Tang:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your offer materials, as amended, unless otherwise indicated.

       Schedule TO-T/A Filed January 30, 2024

       General

   1. We reissue in part prior comment 2 in our letter dated January 22, 2024. Please elaborate on the "co-offerors'
assessment of the CVR Products." While you explain that Theseus did not receive any
proposals during its efforts to out-license THE-349, please specify why the co-offerors believe
that they will similarly be unable to enter into a Disposition of any of the CVR Products
during the Disposition Period. Additionally, please elaborate on what "unknown and
unforeseen liabilities" the co-offerors believe will arise following the
                                                        Closing Date.
   2. We reissue in part prior comment 4 in our letter dated January 22, 2024. While you specify that the
Additional Price Per Share has been determined at the maximum of $0.15,
 Kevin Tang
Concentra Biosciences, LLC
February 2, 2024
Page 2
         please note the following disclosure on page 28 of Revised Offer to
Purchase: "The total
         Cash Amount payable by the Purchaser pursuant to the Offer and the Merger Agreement is equal to the quotient derived by dividing (A)(1) the Closing Net Cash, plus (2) the
         Aggregate Exercise Price, minus (3) $10,000,000; by (B) the Company Outstanding
         Shares. The Additional Price Per Share of $0.15 is equal to the Cash Amount of $4.05 as determined pursuant to the immediately preceding sentence, minus the Base Price Per
         Share of $3.90." Please revise this disclosure, which explains how the Cash Amount and the Additional Price Per Share were calculated, to state that the Cash Amount was capped at $4.05.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.



FirstName LastNameKevin Tang                                 Sincerely,
Comapany NameConcentra Biosciences, LLC
                                                             Division of
Corporation Finance
February 2, 2024 Page 2                                      Office of Mergers
& Acquisitions
FirstName LastName